

June 4, 2015

Via E-Mail
Mr. James Rozon
Chief Financial Officer
Gran Tierra Energy Inc.
200, 150 13th Avenue S.W.
Calgary, Alberta
Canada T2R 0V2

     Re: **Gran Tierra Energy Inc.**
          Form 10-K for the Fiscal Year Ended December 31, 2014
          Filed March 2, 2015
          File No. 001-34018

Dear Mr. Rozon:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

Overview, page 54

1.   We note disclosure in your filing indicating your plans are being materially impacted by the recent decline in oil and gas prices. For example, the following excerpts in your 2014 Form 10-K pertaining to your oil and gas reserves, development plans, and accounting, indicate measureable effects may be known and anticipated. We note similar disclosures in your March 31, 2014 Form 10-Q.

- "Largely as a result of the current low commodity price environment, we reevaluated our business strategy with a renewed focus on balancing the return and risk of our exploration and development projects" (page 21)

- "If Brent oil prices continue to average $52.00 per bbl or below, we believe it is reasonably likely that we would record a ceiling test impairment loss on our Brazil cost center in the first or second quarter of 2015 and our Columbia cost center in the fourth quarter of 2015." (page 81)

We also note your capital budget for 2015 is $140 million, which is a reduction from your previously announced budget of $310 million and your capital expenditures of $416.2 million in 2014.

Items 303(a)(1), (2)(ii) and (3)(ii) of Regulation S-K require you to address the reasonably likely effects of trends and uncertainties on liquidity, capital resources, and results of operations. Quantification of the material effects of known material trends and uncertainties should be provided to the extent quantitative information is reasonably available.

Unless you have determined that it is not reasonably possible that a continuation of the current economic environment would lead to material adverse effects, revise your disclosure to provide quantified information regarding the reasonably possible effects of a continuation of current commodity prices on your reported reserve volumes and ceiling tests under the full cost methodology to the extent that quantified information is reasonably available. For example, if the development plans underlying your disclosed reserves will not be undertaken if prices do not increase, quantify the extent to which proved reserves are associated with such plans. Similarly, if the current economic environment indicates the amounts capitalized for oil and gas prices are not expected to be recoverable, disclose the extent to which you anticipate a write-down in the event that prices do not increase. Given the method by which the ceiling test is performed under the full cost methodology, we would expect you to have a reasonable basis to quantify reasonably possible near-term impacts of ceiling test impairments (using price information that is more current when filing your report than was utilized in the computation for the period covered by the report).

Refer to the guidance in FRC §§ 501.12.a, 501.12.b.3, and 501.14 (Sections III.A, III.B.3, and V of SEC Release Nos. 33-8350; 34-48960; FR-72), as it relates to disclosures in an introductory section or overview, the effects of material trends and uncertainties, and critical accounting estimates.

Form 8-K

2. We note the executive changes which were announced via press release on February 2, 2015. It appears that these events may have required reporting under Item 2.06 of Form 8-K. Explain to us how evaluated your reporting requirements with respect to these changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824, Kimberly Calder at (202) 551-3701 or me at (202) 551-3489 with any questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant